Exhibit 99.1

Patria Investments and Moneda Combine to Create Leading Private Equity, Infrastructure, Credit investment Platform in Latin America

Transaction will enhance the product offering, expand geographic reach, diversify currency exposures and improve distribution, benefiting clients and fueling growth

Combined platform will have ~US$ 26 billion in assets under management

GRAND CAYMAN, Cayman Islands, Sept. 3, 2021 /PRNewswire/ -- Patria Investments ("Patria") (NASDAQ: PAX), a global alternative asset manager, announced today that it will combine with Moneda Asset Management ("Moneda"), a leading asset manager headquartered in Chile. When completed, the transaction will create an unrivaled investment platform in Latin America, with $25.9 billion in assets under management and a leader in Private Equity, Infrastructure and Credit investments in the region.

The combination will enhance Patria's product offering by adding the largest credit investment platform in Latin America. It will also create the number one Private Investments in Public Equities (PIPE) manager in the region. The combination of the two operations will add geographical exposure within Latin America through client base and product offering and will open the opportunity for cross selling, leveraging a complementary investor base.

With more than US$ 10 billion in assets under management across credit and public equities, Moneda is a leading investment firm in Latin America, with more than 25 years of history and a track record of top quartile performance, profitability and growth. Moneda also has a robust bottom-up investment strategy that drives alpha generation.

"Our leadership team is thrilled that both companies are coming together. We are quickly delivering on the expansion strategy that we presented during our initial public offering earlier this year," said Alexandre Saigh, Patria's CEO. "The transaction will be accretive to earnings per share within the first year."

The combined platform will manage over US$ 9.7 billion in Private Equity, US$ 5.5 billion in Credit (including US$650 million exposure to Private Credit), US$ 5.1 billion in Infrastructure, US$ 2.0 billion in Advisory & Distribution, US$ 3.0 billion in PIPE and Public Equities and US$ 500 million in Real Estate investments, in most cases with top quartile returns.

"Complementary is the word that defines this transaction," said Olimpio Matarazzo, senior managing partner and chairman of the board at Patria. "The product offerings and the geographical and currency exposures are a perfect fit. Patria is a leader in Private Equity and Infrastructure investments in Latin America, and Moneda is the top credit investor in the region. In addition, both companies have a similar culture, based on partnership and exceptional client service."

"This combination will leverage Moneda's outstanding track record and deal sourcing capabilities to lead the development of private credit in Latin America with unique local expertise while also continuing to develop our strategic investments in public equities in the region," said Pablo Echeverría, Moneda's chairman.

"With Patria, we will have the opportunity to expand our cross selling of products, leveraging a complementary investor base," said Alfonso Duval, Moneda's CEO. "It is worth noting that both companies are partnerships led by like-minded, entrepreneurial teams. There's been a strong cultural alignment among the teams since the onset," said Mr. Duval.

Under the agreement, Moneda partners will receive an upfront consideration of US$ 315 million, in a combination of US$ 128 million in cash and US$ 187 million in PAX Class B common stock. There will be an additional consideration payable in years two and three after closing, subject to certain retention metrics for Moneda's partners, and a potential earnout payable after 2023, in a combination of cash and PAX Class A common stock, subject to the achievement of certain revenue and profitability targets.

The transaction is expected to close by the end of 2021, subject to regulatory approvals and certain other customary conditions.

In connection with the transaction, Patria retained JP Morgan Chase & Co, as financial advisor, Simpson Thacher & Barlett LLP, as transaction counsel, and Carey Abogados, as Chilean counsel. Moneda retained Servicios Financieros Altis S.A., as financial advisor, Skadden, Arps, Slate, Meagher & Flom LLP, as transaction counsel, and Barros & Errazuriz Abogados, as Chilean counsel.

Conference Call & Webcast Information
Patria will host a conference call on Tuesday, September 7, 2021 at 9:00 am (Eastern Time) to discuss the transaction. The conference call can be accessed via webcast on the Events section of Patria's IR website at https://ir.patria.com. A detailed presentation on the transaction will be posted to Patria's IR website and on the SEC website at www.sec.gov on Tuesday morning in advance of the conference call.

About Patria Investments
With more than 30 years of experience in successful investments in Latin America and offering products in the areas of Private Equity, Infrastructure, Real Estate and Credit, Patria is one of the leading investment companies in private markets in Latin America in terms of capital raised, and one of the largest managers focused on investments in Latin America. With a solid presence in the market, it seeks to provide investors with attractive investment products that allow a diversified portfolio and consistent returns. With $15.8 billion of assets under management and a portfolio of more than 55 companies and assets, Patria has ten offices in the world's major financial centers. For more information, please visit www.patria.com.

About Moneda Asset Management
Moneda Asset Management is one of the leading LatAm focused asset managers, with over 25 years investing in LatAm companies across their capital structure, implementing a long-term, fundamental research investment philosophy. Moneda's investor base is primarily formed by institutional investors, being among them sovereign wealth funds, pension funds, and life insurance companies from different regions, as well as high net worth individuals. With more than $10 billion of assets under management and a portfolio of credit and equities, Moneda has offices in Santiago, New York and Buenos Aires. Moneda was founded by its partners in 1994 with the support of the International Finance Corporation (IFC). For more information, please visit www.moneda.cl

Disclaimer:
This press release is for informational purposes only and does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any securities of Patria Investments Limited. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. Any estimates or projections included should not be relied upon as being necessarily indicative of future results.

Forward Looking Statements:
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "could," "would," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2020, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. We caution you not to place undue reliance on any forward-looking statements, which speak only as of the date of this investor presentation. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, and if we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. There can be no assurance that the proposed transactions described in this presentation, which are subject to certain closing conditions, will be completed, nor can there be any assurance, if the transactions are completed, that any potential benefits of the transactions will be realized. The description of the transactions contained herein is only a summary and does not purport to be complete.

Press service:

Brazil - Ideal H+K Strategies (patria@idealhks.com)
Guilherme Soares: +55 11 9.9135-9788 / guilherme.soares@idealhks.com
Rodrigo Fonseca: +55 11 9.4846-5003 / rodrigo.fonseca@idealhks.com

Chile - Proyecta Communicaciones:
Magdalena Echeverría: +569 88391056 / mecheverria@proyectacomunicaciones.cl
Macarena Henriquez: +569 82190450 / mhenriquez@moneda.cl

United States – Prosek Partners
Nadia Damouni: +1 646 818 9217 / ndamouni@prosek.com

Patria Shareholder Relations:
Josh Wood: +1 917 769 1611 / josh.wood@patria.com